Filed pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED JULY 14, 2022

TO OFFERING CIRCULAR DATED MAY 20, 2022

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2022, supplement dated June 2, 2022 and supplement dated June 7, 2022, and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here: https://www.sec.gov/Archives/edgar/data/1661779/000110465922063079/tm2215725d1_253g2.htm; https://www.sec.gov/Archives/edgar/data/1661779/000110465922067532/tm2217174d1_253g2.htm; and https://www.sec.gov/Archives/edgar/data/1661779/000110465922068893/tm2217638d5_253g2.htm.

Additional information about the Company is available in the amendment to its 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922068722/tm2217638-3_partii.htm, and is hereby incorporated by reference herein.

Effective July 14, 2022, StartEngine Crowdfunding, Inc. will sell its securities as an issuer-dealer in Texas.